# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GOLAR LNG LTD, CIK 0001207179
CUSIP: G9456A100
Title of class of securities: Common Shares, par value $1.00 per share
Address of issuer's principal executive offices: 2ND FLOOR, S.E. PEARMAN BUILDING, 9 PAR-LA-VILLE ROAD, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-26-002072
Filed by CIK 0001743937

## Reporting persons
- TOMS Capital Investment Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 87,233; sole dispositive power 0; shared dispositive power 87,233; aggregate amount beneficially owned 87,233 (0.1% of the class)

## Item 1. Issuer
Name of issuer: GOLAR LNG LTD
Address of issuer's principal executive offices: 2ND FLOOR, S.E. PEARMAN BUILDING, 9 PAR-LA-VILLE ROAD, HAMILTON, Bermuda, HM 11

## Item 2. Person Filing
Name of person filing:
This statement is filed by TOMS Capital Investment Management LP ("TCIM" or the "Reporting Person"), with respect to the Common Shares, par value $1.00 per share (the "Common Shares"), of Golar LNG Limited held by certain funds and accounts to which TCIM serves as the investment manager.

TCIM Management GP LLC ("TCIM GP") is the General Partner of TCIM, and Noam Gottesman is the Managing Member of TCIM GP. Each of TCIM and TCIM GP have established a management board which has been delegated responsibility for all aspects of the management and operation of TCIM and TCIM GP.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: 450 West 14th Street, 13th Floor, New York, NY 10014.
Citizenship: Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 101,779,765 outstanding as of March 26, 2026, as reported in the Issuer's Form F-3ASR, filed with the Securities and Exchange Commission on March 26, 2026.
Percent of class: 0.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TOMS Capital Investment Management LP: /s/ Joshua Levine, Joshua Levine, General Counsel and Chief Compliance Officer (08/14/2026)